As filed with the Securities and Exchange Commission on March 26, 2013

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________

ELLOMAY CAPITAL LTD.
(Exact name of registrant as specified in its charter)
______________________

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

9 Rothschild Boulevard
Tel Aviv, Israel
+972-3-7971111
(Address and Telephone Number of Principal Executive Offices)
______________________

Ellomay Capital Ltd. 1998 Share Option Plan for Non-Employee Directors and
Ellomay Capital Ltd. 2000 Stock Option Plan
(Full title of the plans)
______________________

CT Corporation System
111 Eighth Avenue
13th Floor
New York, NY 10011
(Name and address of agent for service)
______________________

(212) 894-8940
(Telephone number, including area code, of agent for service)

Copies to:

Kenneth A. Schlesinger, Esq. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, NY 10022 Tel: 212.451.2300 Fax: 212.451.2222	Ephraim Abramson, Adv. Abramson & Co., Law Offices 2 Beitar St. Jerusalem 93386 ISRAEL Tel: +972-2-5654000 Fax: +972-2-5654001
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Ordinary, NIS 10.00 nominal value per share	631,895 shares	$7.35	(2)	$4,644,428.25	(2)	$633.5
Ordinary shares, NIS 10.00 nominal value per share	2,919 shares	$5.24	(3)	$15,295.56	(3)	$2.09
Total ordinary shares, NIS 10.00 nominal value per share	634,814 shares			$4,659,723.81		$635.59

(1)
As described in the Explanatory Note in this registration statement, the number of ordinary shares, nominal value NIS 10.00 per share, or Ordinary Shares registered hereby consists of (i) 562,355 Ordinary Shares being registered for the first time pursuant to the Ellomay Capital Ltd., or the Registrant, 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan, and 2000 Stock Option Plan, or the 2000 Plan plus (b) 72,459 Ordinary Shares, or the Carryover Shares, that were previously registered under the Registrant’s 1995 Flexible Stock Incentive Plan, or the 1995 Plan, and the Registrant’s 1997 Stock Option Plan, or the 1997 Plan, on Form S-8, filed with the Securities and Exchange Commission on December 10, 1999 (Registration Statement No. 333-92491), or the 1999 Form S-8. A post-effective amendment to the 1999 Form S-8 to deregister the Carryover Shares is being filed contemporaneously with the filing of this registration statement. Pursuant to Rule 416, this Registration Statement shall also be deemed to cover an indeterminate number of additional ordinary shares issuable pursuant to the anti-dilution provisions of the Plans, such as in the event the number of outstanding shares of the Registrant is increased by stock split, stock divided and/or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) and (c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of the Registrant’s ordinary shares on the NYSE MKT on March 20, 2013 (which date is within 5 business days prior to the date of the filing of this Registration Statement).

(3)
Pursuant to Rule 457(c) and (h) under the Securities Act of 1933, as amended, in the case of Ordinary Shares purchasable upon exercise of outstanding options, the proposed maximum offering price is the exercise price provided for in the relevant option.

EXPLANATORY NOTE

This Registration Statement is filed by Ellomay Capital Ltd., or the Registrant, for the purpose of registering: (i) an additional 50,000 ordinary shares, par value NIS 10.00 per share, or Ordinary Shares, all of which are reserved for issuance under the Registrant’s 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan, and (ii) an additional 584,814 Ordinary Shares (including the Carryover Shares), all of which are reserved for issuance under the Registrant’s 2000 Stock Option Plan, or the 2000 Plan.

In October 2005, the Registrant’s shareholders approved an amendment of the 1998 Plan to increase the number of Ordinary Shares authorized for issuance by 50,000 from 25,000 to 75,000.

In November 2003, the Registrant’s shareholders approved an amendment of the 2000 Plan to increase the number of Ordinary Shares authorized for issuance by 49,759 shares, the aggregate amount of Ordinary Shares that were then available for grant under the 1995 Plan and the 1997 Plan, increasing the number of Ordinary Shares authorized for issuance from 200,000 to 249,759. In October 2004, the Registrant’s shareholders approved an amendment of the 2000 Plan to increase the number of Ordinary Shares authorized for issuance by 50,000 from 249,759 to 299,759. In October 2005, the Registrant’s shareholders approved an additional increase in the number of Ordinary Shares authorized for issuance under the 2000 Plan by 1,450,000, from 299,759 to 1,749,759 and by the number of Ordinary Shares underlying options surrendered (except in the case of surrender for the exercise into shares) or which cease to be exercisable under the 1995 Plan and the 1997 Plan, resulting in an increase in the number of Ordinary Shares authorized for issuance under the 2000 Plan by 22,700 from 1,749,759 to 1,772,459. In connection with the sale of the Registrant’s business to Hewlett Packard Company on February 29, 2008, in July 2008 the Registrant purchased and cancelled 987,645 outstanding options granted under the 2000 Plan, decreasing the number of Ordinary Shares authorized for issuance under the 2000 Plan from 1,772,459 to 784,814.

The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the general meeting of the Registrant’s shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by the Registrant’s board of directors. The original expiration date of the 2000 Plan pursuant to its terms was August 31, 2008, unless previously terminated or extended by the Registrant’s board of directors. At the board of directors meeting held on June 23, 2008, the Registrant’s board of directors resolved to extend the term of the 2000 Plan until August 31, 2018.

In accordance with the provisions of General Instruction E to Form S-8, the contents of the Registrant’s Registration Statements on Form S-8 (Registration No. 333-92491 (filed December 10, 1999) and Registration No. 333-102288 (filed December 31, 2002)) are incorporated herein by reference and the information required by Part II is omitted, except as supplemented by the information set forth below.

On June 9, 2011, the Registrant effected a one-for-ten reverse split of its ordinary shares, or the Reverse Split. All share prices and amounts of Ordinary Shares set forth in this Registration Statement are adjusted to account for the Reverse Split.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The following documents filed by the Registrant with the  Securities Exchange Commission, or the Commission, pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, (Commission File No. 001-35284), are incorporated herein by reference:

(a)           The Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the Commission on March 25, 2013;

(b)           The Registrant’s Reports of Foreign Private Issuer on Form 6-K submitted to the Commission on January 29, 2013 and March 25, 2013.

(c)           The description of the Registrant’s ordinary shares contained in the registration statements under the Exchange Act on Form 8-A as filed with the Commission on August 18, 2011 and including any subsequent amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, and all Reports on Form 6-K submitted to the Commission subsequent to the date hereof, to the extent that such Reports indicate that information therein is incorporated by reference into the Registrant’s Registration Statements on Form S-8, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6.  Indemnification of Directors and Officers.

Consistent with and subject to the provisions of the Israeli Companies Law, 1999, or the Companies Law, our Second Amendment and Restated Articles, or, as amended, the Articles, permit us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the fullest extent permitted by law. An “office holder” is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

A recent amendment to the Israeli Securities Law, 5728-1968, or the Securities Law, and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$268,601), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

The aforementioned amendments to the Companies Law and the Securities Law generally provide that a company cannot indemnify or provide liability insurance to cover monetary sanctions. However, these amendments do permit reimbursement by indemnification and insurance of specific liabilities. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as described in clause (i) of the immediately preceding paragraph are permitted to be reimbursed via indemnification or insurance, provided that such reimbursements are permitted by the company's articles of association. At our shareholders meeting held on June 20, 2012, our shareholders approved amendments to our Articles to permit us to indemnify and insure the liability of our office holder to the fullest extent permitted by the new amendments to the Companies Law and the Securities Law.

Indemnification

As permitted by the Companies Law, our Articles provide that we may indemnify an office holder in respect of a liability or expense which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company in connection with the following: (a) monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order, (b) reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees), and (c) reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent. Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or (ii) any liability stated in (b) or (c) above. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity and with respect to any matter permitted by applicable law.

At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect recent amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers that reflect the revisions to the Articles. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be "controlling shareholders," Messrs. Nehama, Fridrich and Raphael.

The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers, may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification.

In such indemnification agreements, we also, among other things, undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

Based on the approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such indemnification agreement.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall a director be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a “distribution” (as defined in the Companies Law). Our Articles authorize us to, subject to the provisions of the Companies Law, exempt an office holder from all or part of such office holder’s responsibility or liability for damages caused to us due to any breach of such office holder’s duty of care towards us.

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors, Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, as they are deemed to be “controlling shareholders” and further approval and ratification of the exemption to such directors was received in our annual shareholder meeting held on June 20, 2012. Based on the approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

Insurance

As permitted by the Companies Law, our Articles provide that we may enter into an agreement for the insurance of the liability of an office holder, in whole or in part, with respect to any liability which may imposed upon such office holder as a result of an act performed by same office holder in his capacity as an office holder of the Company, for any of the following: (a) a breach of a cautionary duty toward the Company or toward another person; (b) a breach of a fiduciary duty toward the Company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company; (c) a monetary liability imposed upon an office holder toward another; and (d) reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees). Our Articles further permit us to enter into such an agreement with respect to any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

As stated above, in the indemnification undertakings recently approved by our Audit Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter. Based on such undertaking, we have obtained directors’ and officers’ liability insurance covering our directors and officers.

Limitations on Indemnification, Exemption and Insurance

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Securities Law, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8.  Exhibits.

The Exhibit Index preceding the exhibits is incorporated by reference herein.

Item 9.  Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Israel on the 25th day of March, 2013.

ELLOMAY CAPITAL LTD. (Registrant)

By:	/s/ Ran Fridrich
Ran Fridrich
Director and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ran Fridrich and Kalia Weintraub, and either of such persons acting alone, as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any registration statement relating to this Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, (iii) act on, sign and file with the Securities and Exchange Commission any exhibits to such registration statement or pre-effective or post-effective amendments, (iv) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (v) act on and file any supplement to any reoffer prospectus included in this registration statement or any such amendment and (vi) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done (including with respect to any reoffer prospectus included in this registration statement), as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his, her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title of Capacities	Date
/s/ Shlomo Nehama ________________________ Shlomo Nehama	Chairman of the Board of Directors	March 25, 2013
/s/ Ran Fridrich ________________________ Ran Fridrich	Director and Chief Executive Officer (Principal Executive Officer)	March 25, 2013
/s/ Kalia Weintraub ________________________ Kalia Weintraub	Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2013
________________________ Menahem Raphael	Director	March [ ], 2013
/s/ Avita Leviant ________________________ Anita Leviant	Director	March 25, 2013
/s/ Oded Adselrod ________________________ Oded Akselrod	Director	March 25, 2013
/s/ Barry Ben Zeev ________________________ Barry Ben Zeev	Director	March 25, 2013
/s/ Mordechai Bignitz ________________________ Mordechai Bignitz	Director	March 25, 2013

Authorized Representative in the U.S.:

CT Corporation System
By:	/s/ Sandra Ortega
Name:	Sandra Ortega

Title:	Assistant Secretary

Date:	March 22, 2013

EXHIBIT INDEX

Exhibit Number	Name
4.1	Memorandum of Association.1
4.2	Second Amended and Restated Articles.1
4.3	1998 Share Option Plan for Non-Employee Directors (as amended).1
4.4	2000 Stock Option Plan (as amended). 1
5.1	Opinion of Ephraim Abramson & Co.
23.1	Consent of Somekh Chaikin.
23.2	Consent of BDO.
23.3	Consent of Kost Forer Gabbay & Kasierer.
23.4	Consent of Ephraim Abramson & Co. is included in Exhibit 5.1 to this Registration Statement.
24.1	Power of Attorney (included in signature page).

(1)	Previously filed with the Commission on March 25, 2013 as exhibit to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2012 and incorporated by reference herein.